UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Results of the Annual General Meeting of Shareholders

Item 1

August 20, 2018

Results of the Annual General Meeting of Shareholders

Further to the notice of the Annual General Meeting of the Shareholders dated July 9, 2018 (reference number 2018-02-062100), to the Proxy Statement issued by the Company on July 16, 2018 (reference number 2018-02-067711), the Company hereby reports that the Annual General Meeting was held today, August 20, 2018, and all the items on the agenda were approved, as follows:

(1)	Re-election of Messrs. Johanan Locker, Avisar Paz, Aviad Kaufman, Sagi Kabla, Ovadia Eli, Reem Aminoach and Lior Reitblatt as directors, effective as of the date of this meeting;

(2)	Election of Dr. Nadav Kaplan as external director;

(3)	Reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor;

(4)	Approval of equity compensation for 2019 for certain directors;

(5)	Approval of equity compensation for 2018 to our Executive Chairman of the Board, Mr. Johanan Locker;

(6)	Approval of the annual bonus for 2017 and a special bonus, to our retiring Acting CEO of the Company, Mr. Asher Grinbaum.

Also, our audited financial statements for the year ended December 31, 2017 were reviewed.

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444	כיל מגדל המילניום, ארניה 23 תל אביב (6107025) טלפון 03-6844400 פקס 03-6844444
www-icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 20, 2018